[LOEB & LOEB LLP LETTERHEAD]

February 13, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. David Orlic

Re:	American Oriental Bioengineering, Inc. Amendment No. 2 to Schedule 13E-3 Filed February 3, 2014 File No. 005-61781

Preliminary Proxy Statement on Schedule 14A Filed February 3, 2014 File No. 001-32569

Dear Mr. Orlic:

On behalf of our client, American Oriental Bioengineering, Inc,. a Nevada corporation (the “Company”), we hereby provide responses to comments issued in a letter dated February 10, 2014 (the “Staff’s Letter”) regarding the Company’s Amendment No.2 to Schedule 13E-3 (the “Schedule 13E-3) and Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”) . Contemporaneous with this submission, we are filing on the EDGAR system a complete copy the Schedule 14A reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Preliminary Proxy Statement on Schedule 14A

1.	We note that you have set a record date of February 14, 2014 for purposes of voting on your proposal at the special meeting. Please confirm how the Company complied with Rule 14a-13(a)(3) under the Securities Exchange Act of 1934.

Company Response: On January 14, 2014, the Company first notified its transfer agent, Computershare Trust Company, N.A., that it was going to hold a special meeting of its stockholders on or about March 14, 2014 and that its Board set February 14, 2014 as its record date. On January 17, 2014, the Company submitted the necessary paperwork to its transfer agent to start the work necessary to make the inquiry required by Rule 14a-13(a)(1).

2.	Please revise your filing to include the information required by Item 13(a) of Schedule 14A. Alternatively, please confirm that the report(s) containing such information and incorporated by reference will be delivered to stockholders with the proxy statement, and revise the last page of your proxy statement in accordance with Item 13(c)(2).

Company Response: The Company confirms that its Annual Report for the Fiscal Year End December 31, 2012 containing the information required by Item 13(a) and incorporated by reference, will be delivered to the stockholders with the proxy statement. The last page of the proxy statement has been revised to indicate that the Annual Report has been incorporated by reference, that a copy will be delivered with the Proxy Statement and to state that representatives of the Company’s principal accountant will not be present at the meeting, in accordance with Item 13(c)(2).

3.	Please include the form of proxy as an appendix to your proxy statement, as required by Rule 14a-6(a), and mark it “preliminary copy” as provided in Rule 14a-6(e)(1).

Company Response: A form of proxy, marked as a preliminary copy, has been included as requested by the Staff.

4.	We note your response to our prior comment 6. Please revise your filing to include the cash flow portions of the Company’s Financial Projections in Appendix D.

Company Response: The cash flows portions of the Company’s Financial Projections has been included in the Company’s Financial Projections in Appendix D.

You may contact me at (212) 407-4122 with any questions.

Sincerely,

/s/ Tahra T. Wright

Tahra T. Wright